# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Z Squared Inc., CIK 0001759186
CUSIP: 19207A207
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 550 South Andrews Avenue, Suite 700, Fort Lauderdale, Florida (FL), 33301
Date of event which requires filing of this statement: 04/24/2026
Filed by CIK 0002115494
Persons authorized to receive notices and communications: Steven Baldassarra, 211 N. Main Street, Greenville, South Carolina (SC), 29601, 954-263-6102

## Reporting persons
- BSG Series CM, LLC (CIK 0002115494): type of reporting person: other (OO); citizenship or place of organization: South Carolina (SC); source of funds: other (OO); sole voting power 41,521,276; shared voting power 0; sole dispositive power 41,521,276; shared dispositive power 0; aggregate amount beneficially owned 41,521,276 (80.73% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Z Squared Inc.
Address of issuer's principal executive offices: 550 South Andrews Avenue, Suite 700, Fort Lauderdale, Florida (FL), 33301

## Item 2. Identity and Background
Name of person filing: BSG Series CM, LLC.
Residence or business address: 211 N. Main Street, Greenville, South Carolina 29601
Present principal occupation or employment: The principal business of the Reporting Person is to engage in any lawful transaction permitted under the laws of the State of South Carolina. The Reporting Person's current principal activity is holding and distributing the Subject Shares (as defined in Item 3 below).
Criminal convictions in the last five years: During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: South Carolina

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On April 24, 2026 (the "Effective Time"), pursuant to that certain Agreement and Plan of Merger and Reorganization, dated as of April 25, 2025 (the "Merger Agreement"), by and among the Issuer (then known as Coeptis Therapeutics Holdings, Inc.), CP Merger Sub, Inc., a wholly-owned subsidiary of the Issuer, and Z Squared Opco, Inc. (then known as Z Squared, Inc., "OpCo"), CP Merger Sub, Inc. merged with and into OpCo (the "Merger"), with OpCo surviving the Merger as a wholly-owned subsidiary of the Issuer.

At the Effective Time, by virtue of the Merger and on the terms and subject to the conditions set forth in the Merger Agreement, each share of OpCo common stock then issued and outstanding (including the shares of OpCo common stock then held by the Reporting Person) was converted into the right to receive a number of shares of the Issuer's Common Stock determined in accordance with the exchange ratio specified in the Merger Agreement. As a result, the Reporting Person became the beneficial owner of the 41,521,276 shares of Common Stock reported herein (the "Subject Shares").

No funds were used by the Reporting Person to acquire the Subject Shares; the Subject Shares were acquired solely as merger consideration in exchange for the Reporting Person's pre-Merger holdings of OpCo common stock.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person acquired the Subject Shares as merger consideration in connection with the Merger as more fully described under Item 3 above.

The Reporting Person presently intends to distribute all or substantially all of the Subject Shares pro rata to its members in accordance with its operating agreement and applicable law (such distribution, the "Member Distribution"), at such time or times as the Reporting Person may determine. Any Member Distribution will be effected, and any subsequent disposition by transferees of any Subject Shares so distributed will be permitted, only in compliance with the lock-up and leak-out provisions described under Item 6 below and applicable federal and state securities laws. Following any Member Distribution, each member receiving Subject Shares will continue to be subject to the lock-up and leak-out provisions described under Item 6 below as a transferee thereof.

Except as set forth in this Item 4 and in Item 6 below, the Reporting Person has no present plans or proposals that relate to or would result in any of the actions enumerated in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Person reserves the right at any time and from time to time, in light of its evaluation of various factors, to formulate other purposes, plans, or proposals regarding the Issuer or any of its securities, and to take any actions with respect to the Issuer or its securities (including any actions described in clauses (a) through (j) of Item 4 of Schedule 13D), in each case to the extent the Reporting Person deems advisable.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person beneficially owns 41,521,276 shares of Common Stock, representing approximately 80.73% of the outstanding Common Stock. The percentage of beneficial ownership reported herein is based on 51,431,493 shares of Common Stock outstanding as of April 24, 2026, as represented by the Issuer to the Reporting Person. The Reporting Person has sole voting and sole dispositive power with respect to all 41,521,276 shares of Common Stock reported as beneficially owned by it. Information regarding the Reporting Person required by Item 2 of Schedule 13D is set forth in Item 2 above and is incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: See (a)
Transactions in the class effected during the past sixty days: Other than the acquisition of the Subject Shares pursuant to the Merger as described under Item 3 above, the Reporting Person has not effected any transactions in the Common Stock during the 60 days preceding the date of this Statement.
Other persons with the right to receive dividends or sale proceeds: Except as set forth in this Statement, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Asset-for-Share Exchange Agreement.

The Reporting Person is party to that certain Asset-for-Share Exchange Agreement with OpCo (as predecessor in interest to the Issuer) (the "Exchange Agreement"), pursuant to which the Reporting Person originally acquired the OpCo common stock that was subsequently exchanged in the Merger for the Subject Shares. The Exchange Agreement contains lock-up and leak-out provisions (collectively, the "Lock-Up and Leak-Out Provisions") that apply to the Reporting Person and to any transferee of any Subject Shares (including, without limitation, each member of the Reporting Person to whom Subject Shares may be distributed in any Member Distribution as described under Item 4 above).

The Lock-Up and Leak-Out Provisions provide, in summary, that:

(i) the Reporting Person may not sell, dispose of, or otherwise transfer any Subject Shares unless the volume-weighted average price of the Common Stock over the ten (10) consecutive trading days immediately preceding the proposed sale date exceeds $16.31 per share;

(ii) commencing on April 27, 2026 (the date the Common Stock began trading on the Nasdaq Global Market) and continuing for the eighteen (18) months thereafter, the Reporting Person and each transferee of Subject Shares (A) may not sell more than one-eighteenth (1/18) of the total number of Subject Shares beneficially owned by it in any calendar month, (B) may not engage in any short selling of the Common Stock, and (C) may not effect sales of Subject Shares that exceed five percent (5%) of the average daily trading volume of the Common Stock over the ten (10) trading days immediately preceding such sale; and

(iii) notwithstanding clauses (i) and (ii) above, the Reporting Person and each transferee of Subject Shares may sell Subject Shares if the publicly quoted closing price of the Common Stock exceeds $35.00 per share for any two (2) consecutive trading days.

The foregoing description of the Lock-Up and Leak-Out Provisions is qualified in its entirety by reference to the Exchange Agreement, a copy of which is filed as Exhibit 99.1 hereto and is incorporated herein by reference.

Merger Agreement.

The terms of the Merger and the conversion of the Reporting Person's pre-Merger OpCo common stock into the Subject Shares are governed by the Merger Agreement, as amended by the Limited Waiver and First Amendment to Merger Agreement, dated May 27, 2025 (the "First Amendment"), the Limited Waiver and Second Amendment to Merger Agreement, dated June 10, 2025 (the "Second Amendment"), the Limited Waiver and Third Amendment to Merger Agreement, dated June 20, 2025 (the "Third Amendment"), the Limited Waiver and Fourth Amendment to Merger Agreement, dated August 17, 2025 (the "Fourth Amendment"), the Limited Waiver and Fifth Amendment to Merger Agreement, dated September 10, 2025 (the "Fifth Amendment"), and the Limited Waiver and Sixth Amendment to Merger Agreement, dated September 30, 2025 (the "Sixth Amendment," and together with the First Amendment through the Fifth Amendment, the "Amendments"). The Merger Agreement and each of the Amendments are incorporated herein by reference to Exhibits 99.2 through 99.8 hereto.

Except as set forth in this Statement, the Reporting Person is not party to any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. None of the Subject Shares are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over the Subject Shares.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Amended and Restated Asset-for-Share Exchange Agreement, dated June 24, 2025, by and between Z Squared, Inc. (formerly known as Z Squared, Inc., a Wyoming corporation) and BSG Series CM, LLC. [To be filed.]

Exhibit 99.2 Agreement and Plan of Merger and Reorganization, dated as of April 25, 2025, by and among Z Squared Inc. (formerly known as Coeptis Therapeutics Holdings, Inc.), CP Merger Sub, Inc., and Z Squared Opco, Inc. (formerly known as Z Squared, Inc.) (incorporated by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed with the SEC on April 28, 2025).

Exhibit 99.3 Limited Waiver and First Amendment to Merger Agreement, dated as of May 27, 2025, by and among Z Squared Inc. (formerly known as Coeptis Therapeutics Holdings, Inc.), CP Merger Sub, Inc., and Z Squared Opco, Inc. (formerly known as Z Squared, Inc.) (incorporated by reference to Exhibit 2.2 to the Issuer's Registration Statement on Form S-4 (File No. 333-288329)).

Exhibit 99.4 Limited Waiver and Second Amendment to Merger Agreement, dated as of June 10, 2025, by and among Z Squared Inc. (formerly known as Coeptis Therapeutics Holdings, Inc.), CP Merger Sub, Inc., and Z Squared Opco, Inc. (formerly known as Z Squared, Inc.) (incorporated by reference to Exhibit 2.3 to the Issuer's Registration Statement on Form S-4 (File No. 333-288329)).

Exhibit 99.5 Limited Waiver and Third Amendment to Merger Agreement, dated as of June 20, 2025, by and among Z Squared Inc. (formerly known as Coeptis Therapeutics Holdings, Inc.), CP Merger Sub, Inc., and Z Squared Opco, Inc. (formerly known as Z Squared, Inc.) (incorporated by reference to Exhibit 2.4 to the Issuer's Registration Statement on Form S-4 (File No. 333-288329)).

Exhibit 99.6 Limited Waiver and Fourth Amendment to Merger Agreement, dated as of August 17, 2025, by and among Z Squared Inc. (formerly known as Coeptis Therapeutics Holdings, Inc.), CP Merger Sub, Inc., and Z Squared Opco, Inc. (formerly known as Z Squared, Inc.) (incorporated by reference to Exhibit 2.5 to the Issuer's Registration Statement on Form S-4 (File No. 333-288329)).

Exhibit 99.7 Limited Waiver and Fifth Amendment to Merger Agreement, dated as of September 10, 2025, by and among Z Squared Inc. (formerly known as Coeptis Therapeutics Holdings, Inc.), CP Merger Sub, Inc., and Z Squared Opco, Inc. (formerly known as Z Squared, Inc.) (incorporated by reference to Exhibit 2.6 to the Issuer's Registration Statement on Form S-4 (File No. 333-288329)).

Exhibit 99.8 Limited Waiver and Sixth Amendment to Merger Agreement, dated as of September 30, 2025, by and among Z Squared Inc. (formerly known as Coeptis Therapeutics Holdings, Inc.), CP Merger Sub, Inc., and Z Squared Opco, Inc. (formerly known as Z Squared, Inc.) (incorporated by reference to Exhibit 2.7 to the Issuer's Registration Statement on Form S-4 (File No. 333-288329)).

## Signatures
- BSG Series CM, LLC: /s/ Steven Baldassarra, Steven Baldassarra, Chief Executive Officer (05/04/2026)